

February 26, 2013

Via Email
Shuncheng Ma
Chief Financial Officer
China Media Inc.
Room 10128, No. 269-5-1 Taibai South Road,
Yanta District, Xi'an City
Shaan'xi Province, China, 710068

> **Re:** **China Media Inc.**
> **Form 10-K for the fiscal year ended June 30, 2012**
> **Filed October 11, 2012**
> **File No. 333-150952**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2012

Liquidity and Capital Resources

For the years ended June 30, 2012 and June 30, 2011, page 14
1. We note your tabular disclosure here that you plan to spend $11.9 million during the twelve months beginning October 2012. We also note you have approximately $3 million in current assets as of June 30, 2012. In your disclosure, you have stated that you intend to use debt and equity private placement transactions to raise the capital necessary to cover these planned expenditures. If you have specific debt or equity agreements in negotiation or finalized, please include the details of those in your discussion. Please also include the specific impact to your business should you not be able to obtain the financing necessary to cover these planned expenditures. Include a draft of your disclosure with your response.

Results of Operations, page 15

2. Refer to your consolidated statements of operations and comprehensive income on page F-3. We note that your cost of revenues for the fiscal year ended June 30, 2011 of $1,205,600 appears to be comprised entirely of film cost amortization of $1,205,600 as presented in your consolidated statements of cash flows on page F-5 and in the related tables presented in Note 7 to your financial statements. In contrast, the $962,024 "cost of revenues" for fiscal 2012 presented on page F-3 and in Note 7 has not been presented as film amortization costs in your cash flow statement for fiscal 2012. Please explain the reason for this apparent inconsistency. Your response should specifically address why no film cost amortization appears to have been taken during the fiscal year ended June 30, 2012. Your comparative analysis presented here should also be revised to include this discussion. We may have further comments upon review of your response.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that your principal executive offices are located in Shaan'Xi Province, PRC. Please tell us how your Houston, Texas based auditor performed their audit. Include in your response whether any subcontractors were used and, if so, how the work performed by these subcontractors was reviewed and verified.

Consolidated Balance Sheets, page F-2

4. Please tell us more about the nature and significant contractual terms of your various accounts receivable. Please also tell us how much of the $1,271,458 in accounts receivable as of June 30, 2012 was collected subsequent to year end, to date. In this regard, we note that, as of December 31, 2012, the accounts receivable balance totaled $1,271,375.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shuncheng Ma
China Media Inc.
February 26, 2013
Page 3

       You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                       Sincerely,

                       /s/ David R. Humphrey

                       David R. Humphrey
                       Accounting Branch Chief